November 10, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Kathleen Krebs, Special Counsel

Jeff Kauten, Staff Attorney

Re:    BigCommerce Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-250008)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:45 p.m. Eastern Time, on Thursday, November 12, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

BARCLAYS CAPITAL INC.

As representatives of the Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Bianca Buck
Name: Bianca Buck
Title: VP TMT ECM

BARCLAYS CAPITAL INC.

By:	/s/ Kristin DeClark
Name: Kristin DeClark
Title: Managing Director

[Signature Page to BigCommerce Holdings, Inc. Acceleration Request]